Exhibit 99.1

To: 3 E NETWORK TECHNOLOGY GROUP LIMITED

Resignation Letter

I, LAW Shu Sang Joseph, hereby tender my resignation as director of 3 E NETWORK TECHNOLOGY GROUP LIMITED (the “Company”).

I confirm that I have no claim pending or outstanding against the Company for compensation or otherwise and hereby waive all claims to fees or compensation in connection with my appointment as a director and the aforesaid resignation.

/s/ LAW Shu Sang Joseph
Name:	LAW Shu Sang Joseph
Date:	16 June 2025